

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2013

Via E-mail
Alex Ho
Chief Financial Officer
Changyou.com Limited
East Tower, Jing Yan Building
No. 29 Shijingshan Road, Shijingshan District
Beijing 100043
People's Republic of China

> **Re: Changyou.com Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 001-34271**

Dear Mr. Ho:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   The risk factor on page 9 indicates that to succeed you need to develop versions of your games for mobile devices, and on pages 38 and 45 you state that you have several mobile games in your pipeline. Additionally, in recent earnings calls you describe plans for the mobile market, such as the February 4, 2013 Q4 2012 earnings call that discussed work on mobile versions of popular games, plans to launch mobile games in 2013, and the launch of two business units focusing on mobile games. Please ensure that disclosure in future filings discusses your current plans, investments, and material developments associated with your move into the mobile gaming market, and any resultant uncertainties and risks associated with the market trend towards mobile gaming and your plans and actions addressing the evolving marketplace. Also, discuss the impact of these new products as well as any offsetting impact of deterioration of mature products on revenue.

Please ensure the sources of revenue that materially impacted your results and/or resulted in fluctuations in your revenues are discussed in both quantitative and qualitative terms.

Exhibit 15.2

2.   Please revise the above-referenced exhibit to consent to the incorporation by reference of counsel's opinion in the Form S-8, file number 333-161727, initially filed on September 4, 2009. In revising, refer to Securities Act Rule 436(a), which requires the consent to expressly state that counsel consents to the summary or quotation of its opinion.

Please contact Luna Bloom, Staff Attorney at (202) 551-3194 with any questions. If you need further assistance, you may contact the undersigned at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
Timothy Bancroft, Esq.
Goulston & Storrs PC